Exhibit 99.1

FCA to announce 2016 Full Year and Fourth Quarter Results on January 26

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the full year and fourth quarter 2016 will be released on Thursday, January 26, 2017.
A live audio webcast and conference call of the 2016 full year and fourth quarter results will begin at 12:00 GMT / 13:00 CET / 07:00 EST on Thursday, January 26.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 18 January 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com